Helus Pharma Partners with TARA Mind to Advance Veteran Mental Health

•Collaboration with leading mental health organization to support HLP003 Phase 3 recruitment and expand outreach in veteran communities following landmark Executive Order on breakthrough mental health treatments

NEW YORK & TORONTO – April 27, 2026 – Helus Pharma™ (Nasdaq: HELP) (Cboe CA: HELP), a clinical stage pharmaceutical company committed to helping minds heal by developing novel serotonergic agonists (“NSAs”), today announced a collaboration with TARA Mind, which works with Veterans Exploring Treatment Solutions (“VETS”) to support clinical trial recruitment for its PARADIGM HLP003 Phase 3 program for Major Depressive Disorder (“MDD”), while expanding mental health awareness and access within the veteran community.
This partnership directly aligns with President Trump’s April 18, 2026 Executive Order, “Accelerating Medical Treatments for Serious Mental Illness,” which emphasizes expanding clinical research participation and advancing innovative treatment approaches for populations, including veterans, who face disproportionately high rates of depression, PTSD, and suicide.
“Veterans face significant mental health challenges, and expanding awareness and access to clinical research opportunities is an important step toward improving outcomes,” said Eric So, Interim Chief Executive Officer of Helus Pharma. “TARA Mind and VETS bring deep experience working with veteran communities. These collaborations will support recruitment efforts for our FDA Breakthrough Therapy-designated HLP003 program while aligning with the broader priorities highlighted in the recent Executive Order to expand research participation and advance innovative treatments for serious mental illness.”

TARA Mind and VETS will leverage their deep networks to facilitate veteran engagement and support recruitment for the ongoing PARADIGM HLP003 Phase 3 program, part of Helus Pharma’s broader pipeline of NSAs addressing unmet needs in mental health.
“The recent Executive Order reinforces the importance of expanding awareness around mental health challenges affecting veterans and ensuring communities have access to information about emerging research,” said Marcus Capone, Chairman and Co-Founder of TARA Mind.

“Partnerships like this help strengthen outreach efforts, connect veterans to cutting-edge clinical opportunities, and ensure veterans have the latest resources that support their mental health.”
These collaborations reflect Helus Pharma’s commitment to patient-centric innovation and responsible clinical development in one of the most pressing areas of veteran healthcare.

About Helus Pharma

Helus Pharma™, the commercial operating name of Cybin Inc. (the “Company” or “Helus Pharma”) is a clinical stage pharmaceutical company committed to helping minds heal by developing proprietary NSAs - novel serotonergic agonists: synthetic molecules designed to activate serotonin pathways that are believed to promote neuroplasticity. The Company’s proprietary NSAs are intended to address the large unmet need for people who suffer from depression, anxiety, and other mental health conditions.

With class leading data, Helus Pharma aims to improve the treatment landscape through the introduction of NSAs that aim to provide durable improvements in mental health. Helus Pharma is currently developing HLP003, a proprietary NSA, in Phase 3 clinical development for the adjunctive treatment of major depressive disorder that has received Breakthrough Therapy Designation from the U.S. Food and Drug Administration and HLP004, also a proprietary NSA in Phase 2 for generalized anxiety disorder. Additionally, Helus Pharma has an extensive research portfolio of investigational NSAs.

The Company operates in Canada, the United States, the United Kingdom, and Ireland. For Company updates and to learn more about Helus Pharma, visit www.helus.com or follow the team on X, LinkedIn, YouTube and Instagram. Helus Pharma™ is a trademark of Cybin Corp.

About TARA Mind

Founded in 2022 by Marcus Capone, a veteran Navy SEAL turned entrepreneur after experiencing the life-changing benefits of psychedelic-assisted therapy, TARA Mind is advancing its mission to provide safe, effective, and affordable access to life-changing mental health therapies through its collaborative care platform and structured real world evidence dataset. TARA Mind has developed a first of its kind mental health collaborative care platform, recognized for being clinician-guided, data-driven and evidence-based, to help the millions of individuals struggling with mental health disorders that have not been clinically responsive to traditional mental health therapies.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements or forward-looking information within the meaning of applicable securities laws (collectively, “forward-looking statements”) and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “potential”, “possible”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s belief that the collaboration with TARA Mind will support clinical trial recruitment for HLP003 Phase 3 program; expand mental health awareness and access within the veteran community; and the Company’s plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the NSA market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; implications of disease outbreaks on the Company's operations; and the risk factors set out in each of the Company's management's discussion and analysis for the three and nine month periods ended December 31, 2025, and the Company’s annual information form for the year ended March 31, 2025, which are available under the Company's profile on SEDAR+ at www.sedarplus.ca/ and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

The Company makes no medical, treatment or health benefit claims about the Company’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding NSAs or HLP003, HLP004 and other programs of the Company. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of NSAs, HLP003, HLP004 or other programs of the Company can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. If Helus Pharma cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.

Neither Cboe Canada, nor the Nasdaq Global Market stock exchange, have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor Contact:
Matthew Beck
astr partners
Managing Partner
(917) 415-1750
Matthew.beck@astrpartners.com

George Tziras
Chief Business Officer
Helus Pharma
1-866-292-4601
irteam@helus.com – or – media@helus.com

Media Contact:
Johnny Tokarczyk
RXMD
Public Relations Director
jtokarczyk@rxmedyn.com
(914) 772-7562